Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of February 10, 2021 by and between AKICV LLC, a Delaware limited liability company, Alan Kestenbaum and Robert Tilliss (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of ordinary shares, $0.0001 par value per share, of Sports Ventures Acquisition Corp. Each Party hereto agrees that the Schedule 13D, dated February 10, 2021, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: February 10, 2021	AKICV LLC

	By:	/s/ Alan Kestenbaum
Name: Alan Kestenbaum
Title: Managing Member

Date: February 10, 2021	/s/ Alan Kestenbaum
Alan Kestenbaum

Date: February 10, 2021	/s/ Robert Tilliss
Robert Tilliss